EXHIBIT 99.6

Press Release

Total Enters the Petroleum Product Retail Sector in Mexico

Paris, October 12, 2017 - Total has entered into an agreement with GASORED, a group of service station owners, to rebrand a network of around 250 service stations in and around Mexico City under the Total brand.

Present in Mexico since 1982, Total is aiming to capitalize on the deregulation of the country’s fuel sales and supply market to significantly expand its activities there. “We are pleased with this commercial agreement with GASORED. Strengthening our presence in Mexico, Latin America’s second-largest market for petroleum products, is in line with our strategy of enlarging our network in growth regions,” commented Momar Nguer, President of Marketing & Services at Total.

The first Total-branded stations will open by the end of the year, with deployment continuing in 2018 and 2019. The Total-branded outlets will offer consumers and business customers the company’s full lineup of fuels and lubricants, as well as a broad range of products and services.

Total in Mexico

Total has been present in Mexico since 1982. With 6,000 employees, the Group is involved in specialty chemicals and markets lubricants, additives, special fluids and related services there. Total also has interests in four exploration blocks, two of which it operates, in the Gulf of Mexico.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

www.total.com

About GASORED

Founded in 2004, GASORED is a network of 30 partners operating more than 250 service stations in Mexico City and the surrounding region. Led by Victor Suarez, GASORED offers premium services to customers and meets the highest safety and business ethics standards.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | holding.communication-financiere@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.